Exhibit 4.37

English Translation for Reference
LOAN CONTRACT
Party A (Lender): Agria Brother Biotech (Shenzhen) Co., Ltd.
Address: Unit 201, 2/F, Longyuan Building, Clear Water River Road, Luohu District, Shenzhen
Party B (Borrower): Cui Yachao with ID card number: 220104195612155017
Party A and Party B have reached the following agreement in respect of the provision of a loan by Party A to Party B after friendly consultation:
1.	Loan Amount: Party A shall lend to Party B a loan of Renminbi Two Million And Five Hundred Thousand (¥ 2,500,000).
2.	Term: The loan shall be for a term of three years from the date hereof, and may be extended upon its expiry after mutual consultation.
3.
Use of the Loan: Party B undertakes that the loan will be used for investment in Shenzhen Guanli Agricultural Technology Co., Ltd., and shall be in compliance with the relevant laws and regulations. Otherwise, Party A shall have the right to discharge this Loan Contract unilaterally and request Party B to assume the liabilities for breach of contract.

4.	Equity Pledge: All equity interests owned by Party B in Shenzhen Guanli Agricultural Technology Co., Ltd. shall be pledged as security.
5.
Liabilities for Breach of Contract: If a party violates this Contract, the other party shall have the right to discharge it and request the defaulting party to make compensation for any loss arising therefrom.

6.
Termination of this Contract: After the termination or discharge of this Contract, Party B shall return the loan to Party A within five working days. In the event of any late return, Party B shall pay to Party A any interest accrued thereon at a loan interest rate stipulated by banks for the corresponding period.

7.
Dispute Resolution: Any disputes arisen during the performance of this Contract shall be resolved by the parties through consultation. In the event that no agreement can be reached through consultation, such dispute shall be referred to China International Economic and Trade Arbitration Commission for arbitration. The seat of arbitration shall be Shenzhen. The arbitral award shall be final and binding upon the parties.

8.	If any provision of this Contract becomes invalid, it shall not affect the validity of the other provisions hereof.
9.	This Contract is executed in two originals and each of the parties shall keep one original. All of them shall have the same legal effect.
10.	This Contract shall become effective after it is signed and sealed by Party A and signed by Party B.
Party A: Agria Brother Biotech (Shenzhen) Co., Ltd.
[Chop of Agria Brother Biotech (Shenzhen) Co., Ltd. is affixed]
/s/

Party B: Cui Yachao	/s/ Cui Yachao
Date of execution: August 4, 2009